Exhibit 99.3

FINANCIAL STATEMENTS & NOTES

Management’s responsibility	94	Notes
Reports of independent registered public accounting firm	95	1	|	Description of business	102
		2	|	Basis of presentation	102
Consolidated statements of earnings	98	3	|	Segment information	103
Consolidated statements of comprehensive income	98	4	|	Nature of expenses	106
		5	|	Share-based compensation	107
Consolidated statements of cash flows	99	6	|	Other expenses (income)	108
Consolidated statements of changes in shareholders’ equity	100	7	|	Finance costs	108
		8	|	Income taxes	109
Consolidated balance sheets	101	9	|	Net earnings per share	110
		10	|	Financial instruments and related risk management	111
		11	|	Receivables	115
		12	|	Inventories	115
		13	|	Property, plant and equipment	116
		14	|	Goodwill and intangible assets	119
		15	|	Investments	121
		16	|	Other assets	123
		17	|	Short-term debt	123
		18	|	Long-term debt	124
		19	|	Lease liabilities	125
		20	|	Payables and accrued charges	125
		21	|	Pension and other post-retirement benefits	126
		22	|	Asset retirement obligations and accrued environmental costs	129
		23	|	Share capital	130
		24	|	Capital management	131
		25	|	Business combinations	132
		26	|	Commitments	133
		27	|	Guarantees	134
		28	|	Related party transactions	134
		29	|	Contingencies and other matters	135
		30	|	Accounting policies, estimates and judgments	137

Nutrien Annual Report 2023  |  93

Management’s responsibility

Management’s Responsibility for Financial Reporting

Management’s Report on the Consolidated Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee discusses and analyzes the Company’s condensed consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The Audit Committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2023. KPMG LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2023, the Company did maintain effective internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2023.

/s/ Ken Seitz Ken Seitz President and Chief Executive Officer February 22, 2024	/s/ Pedro Farah Pedro Farah Executive Vice President and Chief Financial Officer February 22, 2024

Nutrien Annual Report 2023  |  94

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 22, 2024

Nutrien Annual Report 2023  |  95

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of the Retail North America Group of Cash-Generating Units

As discussed in Note 14 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2023 was $12,114 million, of which $6,981 million of goodwill is attributed to the Retail North America group of cash-generating units (“Retail North America CGU”). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. The calculation of the recoverable amount of the Retail North America CGU involved estimates including forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and the discount rate.

Nutrien Annual Report 2023  |  96

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as of October 1, 2023 as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU. This included controls related to the determination of forecasted EBITDA, terminal growth rate and the discount rate. We evaluated the Company’s forecasted EBITDA for the Retail North America CGU by comparing to historical results and forecasted planted acreage in the United States. We evaluated the terminal growth rate by comparing to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We evaluated the Company’s historical forecasts of EBITDA by comparing to actual results to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

• evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate, and

• evaluating the Company’s estimate of the recoverable amount of the Retail North America CGU by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

Goodwill Impairment Assessment of the Retail South America Group of Cash-Generating Units

As discussed in Note 14 to the consolidated financial statements, the Company recorded impairment of $422 million to goodwill and $43 million to intangible assets of the Retail South America group of cash-generating units (“Retail South America CGU”) during the year ended December 31, 2023. The Retail South America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. An indicator of impairment was identified as of June 30, 2023 due to a reduction to forecasted earnings and growth. The calculation of the recoverable amount of the Retail South America CGU involved estimates including forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and the discount rate.

We identified the calculation of the recoverable amount of the Retail South America CGU as of June 30, 2023 as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail South America CGU. The forecasted EBITDA and terminal growth rate assumptions were challenging to test as they represented subjective determinations of future market and economic conditions that were also sensitive to variation. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of the Retail South America CGU. This included controls related to the determination of forecasted EBITDA, terminal growth rate and the discount rate. We evaluated the Company’s forecasted EBITDA for the Retail South America CGU by comparing to historical results and external market forecasts of planted acreage and exports. We evaluated the terminal growth rate by comparing to the historical growth of the Retail South America CGU and to market information, including forecasted inflation and forecasted gross domestic product in Brazil and Argentina. We evaluated the Company’s historical forecasts of EBITDA by comparing to actual results to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

• evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate, and

• evaluating the Company’s estimate of the recoverable amount of the Retail South America CGU by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Calgary, Canada

February 22, 2024

Nutrien Annual Report 2023  |  97

In millions of US dollars unless otherwise noted

Consolidated statements of earnings

For the years ended December 31	Note	2023	2022
SALES	3	29,056	37,884
Freight, transportation and distribution	4	974	872
Cost of goods sold	4, 12	19,608	21,588
GROSS MARGIN		8,474	15,424
Selling expenses	4	3,397	3,414
General and administrative expenses	4	626	565
Provincial mining taxes	4	398	1,149
Share-based compensation (recovery) expense	5	(14)	63
Impairment (reversal of impairment) of assets	13, 14	774	(780)
Other expenses	6	548	204
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		2,745	10,809
Finance costs	7	793	563
EARNINGS BEFORE INCOME TAXES		1,952	10,246
Income tax expense	8	670	2,559
NET EARNINGS		1,282	7,687
Attributable to
Equity holders of Nutrien		1,258	7,660
Non-controlling interest		24	27
NET EARNINGS		1,282	7,687

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN ("EPS")	9
Basic		2.53	14.22
Diluted		2.53	14.18
Weighted average shares outstanding for basic EPS	9	496,381,000	538,475,000
Weighted average shares outstanding for diluted EPS	9	496,994,000	540,010,000

Consolidated statements of comprehensive income

For the years ended December 31 (net of related income taxes)	Note	2023	2022
NET EARNINGS		1,282	7,687
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial (loss) gain on defined benefit plans	21	(17)	83
Net fair value gain (loss) on investments	15	4	(44)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		89	(199)
Other		5	(17)
OTHER COMPREHENSIVE INCOME (LOSS)		81	(177)
COMPREHENSIVE INCOME		1,363	7,510
Attributable to
Equity holders of Nutrien		1,338	7,484
Non-controlling interest		25	26
COMPREHENSIVE INCOME		1,363	7,510

(See Notes to the Consolidated Financial Statements)

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In millions of US dollars unless otherwise noted

Consolidated statements of cash flows

For the years ended December 31	Note	2023	2022
			Note 2
OPERATING ACTIVITIES
Net earnings		1,282	7,687
Adjustments for:
Depreciation and amortization		2,169	2,012
Share-based compensation (recovery) expense	5	(14)	63
Impairment (reversal of impairment) of assets	13, 14	774	(780)
Provision for deferred income tax		7	182
Net distributed (undistributed) earnings of equity-accounted investees		117	(181)
Gain on amendments to other post-retirement pension plans	21	(80)	‐
Loss on Blue Chip Swaps	6	92	‐
Long-term income tax receivables and payables	16	(65)	273
Other long-term assets, liabilities and miscellaneous		277	2
Cash from operations before working capital changes		4,559	9,258
Changes in non-cash operating working capital:
Receivables		879	(919)
Inventories and prepaid expenses and other current assets		1,376	(1,167)
Payables and accrued charges		(1,748)	938
CASH PROVIDED BY OPERATING ACTIVITIES		5,066	8,110
INVESTING ACTIVITIES
Capital expenditures [1]	13, 14	(2,671)	(2,475)
Business acquisitions, net of cash acquired	25	(153)	(407)
Proceeds from sales of Blue Chip Swaps, net of purchases	6	(92)	‐
Net changes in non-cash working capital		(22)	(44)
Other		(20)	25
CASH USED IN INVESTING ACTIVITIES		(2,958)	(2,901)
FINANCING ACTIVITIES
(Repayment of) proceeds from short-term debt, net	17, 18	(458)	529
Proceeds from long-term debt	18	1,500	1,045
Repayment of long-term debt	18	(648)	(561)
Repayment of principal portion of lease liabilities	18, 19	(375)	(341)
Dividends paid to Nutrien's shareholders	23	(1,032)	(1,031)
Repurchase of common shares	23	(1,047)	(4,520)
Issuance of common shares	23	33	168
Other		(34)	(20)
CASH USED IN FINANCING ACTIVITIES		(2,061)	(4,731)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(7)	(76)
INCREASE IN CASH AND CASH EQUIVALENTS		40	402
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		901	499
CASH AND CASH EQUIVALENTS – END OF YEAR		941	901
Cash and cash equivalents is composed of:
Cash		909	775
Short-term investments		32	126
		941	901
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		729	482
Income taxes paid		1,764	1,882
Total cash outflow for leases		501	459

1  Includes additions to property, plant and equipment, and intangible assets of $2,465 and $206 (2022 – $2,253 and $222), respectively.

(See Notes to the Consolidated Financial Statements)

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In millions of US dollars unless otherwise noted

Consolidated statements of changes in shareholders’ equity

				Accumulated Other Comprehensive
				(Loss) Income ("AOCI")
				(Loss) Gain
				on Currency				Equity
	Number of			Translation				Holders	Non-
	Common	Share	Contributed	of Foreign		Total	Retained	of	Controlling	Total
	Shares	Capital	Surplus	Operations	Other	AOCI	Earnings	Nutrien	Interest	Equity
BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699
Net earnings	‐	‐	‐	‐	‐	‐	7,660	7,660	27	7,687
Other comprehensive (loss) income	‐	‐	‐	(198)	22	(176)	‐	(176)	(1)	(177)
Shares repurchased (Note 23)	(53,312,559)	(1,487)	(22)	‐	‐	‐	(2,987)	(4,496)	‐	(4,496)
Dividends declared (Note 23)	‐	‐	‐	‐	‐	‐	(1,019)	(1,019)	‐	(1,019)
Non-controlling interest transactions	‐	‐	‐	‐	‐	‐	(1)	(1)	(28)	(29)
Effect of share-based compensation including issuance of common shares (Note 5)	3,066,148	202	(18)	‐	‐	‐	‐	184	‐	184
Transfer of net loss on cash flow hedges	‐	‐	‐	‐	14	14	‐	14	‐	14
Transfer of net actuarial gain on defined benefit plans	‐	‐	‐	‐	(83)	(83)	83	‐	‐	‐
BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863
Net earnings	‐	‐	‐	‐	‐	‐	1,258	1,258	24	1,282
Other comprehensive income (loss)	‐	‐	‐	88	(8)	80	‐	80	1	81
Shares repurchased (Note 23)	(13,378,189)	(374)	(26)	‐	‐	‐	(600)	(1,000)	‐	(1,000)
Dividends declared (Note 23)	‐	‐	‐	‐	‐	‐	(1,050)	(1,050)	‐	(1,050)
Non-controlling interest transactions	‐	‐	‐	‐	‐	‐	(2)	(2)	(25)	(27)
Effect of share-based compensation including issuance of common shares (Note 5)	683,814	40	‐	‐	‐	‐	‐	40	‐	40
Transfer of net gain on sale of investment	‐	‐	‐	‐	(14)	(14)	14	‐	‐	‐
Transfer of net loss on cash flow hedges	‐	‐	‐	‐	12	12	‐	12	‐	12
Transfer of net actuarial loss on defined benefit plans	‐	‐	‐	‐	17	17	(17)	‐	‐	‐
BALANCE – DECEMBER 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

(See Notes to the Consolidated Financial Statements)

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In millions of US dollars unless otherwise noted

Consolidated balance sheets

As at December 31	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents		941	901
Receivables	11	5,398	6,194
Inventories	12	6,336	7,632
Prepaid expenses and other current assets		1,495	1,615
		14,170	16,342
Non-current assets
Property, plant and equipment	13	22,461	21,767
Goodwill	14	12,114	12,368
Intangible assets	14	2,217	2,297
Investments	15	736	843
Other assets	16	1,051	969
TOTAL ASSETS		52,749	54,586
LIABILITIES
Current liabilities
Short-term debt	17	1,815	2,142
Current portion of long-term debt	18	512	542
Current portion of lease liabilities	19	327	305
Payables and accrued charges	20	9,467	11,291
		12,121	14,280
Non-current liabilities
Long-term debt	18	8,913	8,040
Lease liabilities	19	999	899
Deferred income tax liabilities	8	3,574	3,547
Pension and other post-retirement benefit liabilities	21	252	319
Asset retirement obligations and accrued environmental costs	22	1,489	1,403
Other non-current liabilities		200	235
TOTAL LIABILITIES		27,548	28,723
SHAREHOLDERS’ EQUITY
Share capital	23	13,838	14,172
Contributed surplus		83	109
Accumulated other comprehensive loss		(296)	(391)
Retained earnings		11,531	11,928
Equity holders of Nutrien		25,156	25,818
Non-controlling interest		45	45
TOTAL SHAREHOLDERS’ EQUITY		25,201	25,863
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		52,749	54,586

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

/s/ Christopher Burley Director	/s/ Aaron Regent Director

Nutrien Annual Report 2023  |  101

In millions of US dollars unless otherwise noted

 Notes to the consolidated financial statements

 Note 1 | Description of business

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6. As at December 31, 2023, the Company had assets, which include as follows:

Segment	Description
Nutrien Ag Solutions (“Retail”)
  various retail facilities across the US, Canada, Australia and South America private label and proprietary crop protection products and nutritionals an innovative integrated digital platform for growers and crop consultants a financing solutions provider in support of Nutrien’s agricultural product and service sales

Potash
  6 operations in the province of Saskatchewan
  investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer

Nitrogen
  8 production facilities in North America: 4 in Alberta, 1 in Georgia, 1 in Louisiana, 1 in Ohio and 1 in Texas
  1 large-scale operation in Trinidad
  5 upgrade facilities in North America: 3 in Alberta, 1 in Missouri and 1 in Washington
  50 percent investment in Profertil S.A. (“Profertil”), a nitrogen producer based in Argentina

Phosphate	2 mines and processing plants: 1 in Florida and 1 in North Carolina phosphate feed plants in Illinois, Missouri and Nebraska 1 industrial phosphoric acid plant in Ohio
Corporate and Others	22 percent investment in Sinofert Holdings Limited (“Sinofert”), a fertilizer supplier and distributor in China corporate offices in the US and Canada and other non-operating sites

 Note 2 | Basis of presentation

We prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2023, as disclosed in Note 30.

Certain immaterial 2022 figures have been reclassified in the consolidated statements of cash flows.

These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2024.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. We prepared these consolidated financial statements under the historical cost basis, except for items that IFRS requires to be measured at fair value. Reference to n/a indicates information is not applicable.

Nutrien Annual Report 2023  |  102

In millions of US dollars unless otherwise noted

 Note 3 | Segment information

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise. Retail provides services directly to growers through a network of retail locations in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

The Executive Leadership Team (“ELT”), comprised of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker (“CODM”). The CODM uses adjusted EBITDA, calculated as below, to measure performance and allocate resources to the operating segments. The CODM considers adjusted EBITDA to be a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it excludes the impact of impairments and other costs that are centrally managed by our corporate function.

We determine the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capabilities or historical trends.

						Corporate
	2023	Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	19,542	3,735	3,804	1,975	‐	‐	29,056
	– intersegment	‐	431	931	288	‐	(1,650)	‐
Sales	– total	19,542	4,166	4,735	2,263	‐	(1,650)	29,056
	Freight, transportation and distribution	‐	407	528	270	‐	(231)	974
	Net sales	19,542	3,759	4,207	1,993	‐	(1,419)	28,082
	Cost of goods sold	15,112	1,396	2,828	1,760	‐	(1,488)	19,608
	Gross margin	4,430	2,363	1,379	233	‐	69	8,474
	Selling expenses	3,375	12	27	6	‐	(23)	3,397
	General and administrative expenses	217	13	21	11	364	‐	626
	Provincial mining taxes	‐	398	‐	‐	‐	‐	398
	Share-based compensation recovery	‐	‐	‐	‐	(14)	‐	(14)
	Impairment of assets (Notes 13 and 14)	465	‐	76	233	‐	‐	774
	Other expenses (income)	158	(1)	(27)	40	348	30	548
	Earnings (loss) before finance costs and income taxes	215	1,941	1,282	(57)	(698)	62	2,745
	Depreciation and amortization	759	463	572	294	81	‐	2,169
	EBITDA [1]	974	2,404	1,854	237	(617)	62	4,914
	Integration and restructuring related costs	20	‐	‐	‐	29	‐	49
	Share-based compensation recovery	‐	‐	‐	‐	(14)	‐	(14)
	Impairment of assets (Notes 13 and 14)	465	‐	76	233	‐	‐	774
	ARO/ERL expense for non-operating sites [2]	‐	‐	‐	‐	152	‐	152
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	91	‐	91
	Loss on Blue Chip Swaps	‐	‐	‐	‐	92	‐	92
	Adjusted EBITDA	1,459	2,404	1,930	470	(267)	62	6,058
	Assets	23,056	13,571	11,466	2,438	2,818	(600)	52,749

1  EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2  ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Nutrien Annual Report 2023  |  103

In millions of US dollars unless otherwise noted

						Corporate
	2022	Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	21,266	7,600	6,755	2,263	‐	‐	37,884
	– intersegment	84	599	1,293	357	‐	(2,333)	‐
Sales	– total	21,350	8,199	8,048	2,620	‐	(2,333)	37,884
	Freight, transportation and distribution	‐	300	515	243	‐	(186)	872
	Net sales	21,350	7,899	7,533	2,377	‐	(2,147)	37,012
	Cost of goods sold	16,171	1,400	4,252	1,884	‐	(2,119)	21,588
	Gross margin	5,179	6,499	3,281	493	‐	(28)	15,424
	Selling expenses	3,392	10	28	7	(1)	(22)	3,414
	General and administrative expenses	200	9	17	13	326	‐	565
	Provincial mining taxes	‐	1,149	‐	‐	‐	‐	1,149
	Share-based compensation expense	‐	‐	‐	‐	63	‐	63
	Reversal of impairment of assets (Note 13)	‐	‐	‐	(780)	‐	‐	(780)
	Other expenses (income)	29	5	(137)	67	227	13	204
	Earnings (loss) before finance costs and income taxes	1,558	5,326	3,373	1,186	(615)	(19)	10,809
	Depreciation and amortization	752	443	558	188	71	‐	2,012
	EBITDA	2,310	5,769	3,931	1,374	(544)	(19)	12,821
	Integration and restructuring related costs	2	‐	‐	‐	44	‐	46
	Share-based compensation expense	‐	‐	‐	‐	63	‐	63
	Reversal of impairment of assets (Note 13)	‐	‐	‐	(780)	‐	‐	(780)
	COVID-19 coronavirus pandemic ("COVID-19") related expenses	‐	‐	‐	‐	8	‐	8
	Foreign exchange loss, net of related derivatives	‐	‐	‐	‐	31	‐	31
	Gain on disposal of investment	(19)	‐	‐	‐	‐	‐	(19)
	Adjusted EBITDA	2,293	5,769	3,931	594	(398)	(19)	12,170
	Assets	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Retail Segment Product Line	Sales
Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, and proprietary liquid micronutrient products.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to US and Australia Retail branches and customers in support of Nutrien’s agricultural product and service sales.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, and water services.

Nutrien Annual Report 2023  |  104

In millions of US dollars unless otherwise noted

Segment	Products	Sales Prices Impacted By
Potash	North America – primarily granular Offshore (international) – primarily granular and standard
  North American prices referenced at delivered prices (including transportation and distribution costs)
  International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)

Nitrogen	Ammonia, urea and environmentally smart nitrogen (“ESN®”), and nitrogen solutions, nitrates and sulfates	Global energy costs and supply
Phosphate	Solid and liquid fertilizers, and industrial and feed products	Global prices and supplies of ammonia and sulfur

	2023	2022
Retail sales by product line
Crop nutrients	8,379	10,060
Crop protection products	6,750	7,067
Seed	2,295	2,112
Merchandise	1,001	1,019
Nutrien Financial	322	267
Services and other	927	966
Nutrien Financial elimination [1]	(132)	(141)
	19,542	21,350
Potash sales by geography
Manufactured product
North America	2,090	2,785
Offshore [2]	2,076	5,414
	4,166	8,199
Nitrogen sales by product line
Manufactured product
Ammonia	1,337	2,834
Urea and ESN® [3]	1,624	2,268
Solutions, nitrates and sulfates	1,367	1,996
Other nitrogen and purchased products [3]	407	950
	4,735	8,048
Phosphate sales by product line
Manufactured product
Fertilizer	1,264	1,520
Industrial and feed	703	763
Other phosphate and purchased products	296	337
	2,263	2,620

1  Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2  Relates to Canpotex, a major customer, and includes other revenue representing provisional pricing adjustments of $(394) (2022 – $(105)) (Note 28).

3  Certain immaterial 2022 figures have been reclassified.

Nutrien Annual Report 2023  |  105

In millions of US dollars unless otherwise noted

	Sales – Third Party by Customer Location				Non-Current Assets [1]
	2023		2022		2023	2022
United States	17,656		20,089		16,001	15,971
Canada	3,111		3,783		18,987	18,303
Australia	3,389		3,877		1,069	1,105
Canpotex (Note 28)	2,076		5,414		‐	‐
Trinidad	29		15		661	688
Brazil	1,048		1,136		555	851
Other South America	876	[2]	1,507	[2]	48	64
Other	871	[3]	2,063	[3]	389	457
	29,056		37,884		37,710	37,439

1  Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.

2  Other South America third-party sales includes sales to Argentina of $526 (2022 – $666).

3  Other third-party sales primarily relate to Europe of $314 (2022 – $856) and Others of $557 (2022 – $1,207).

Canpotex sales by market (%)	2023	2022
Latin America	47	34
Other Asian markets [1]	28	34
China	9	14
India	5	8
Other markets	11	10

1  All Asian markets except China and India.

Note 4 | Nature of expenses

	2023	2022
Purchased and produced raw materials and product for resale [1]	16,635	18,747
Depreciation and amortization	2,169	2,012
Employee costs [2]	2,858	2,968
Freight	1,171	1,094
Impairment (reversal of impairment) of assets (Notes 13 and 14)	774	(780)
Provincial mining taxes [3]	398	1,149
Integration and restructuring related costs	49	46
Contract services	753	745
Lease expense	103	93
Fleet fuel, repairs and maintenance	369	359
Gain on disposal of investment	‐	(19)
COVID-19 related expenses	‐	8
Loss on Blue Chip Swaps	92	‐
ARO/ERL non-accretion expense (Note 22)	143	15
Gain on amendments to other post-retirement pension plans	(80)	‐
Other	877	638
Total cost of goods sold and expenses	26,311	27,075

1  Significant expenses include supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients, crop protection products and seed).

2  Includes salaries and wages, employee benefits, and share-based compensation.

3  Includes Saskatchewan potash production tax and Saskatchewan resource surcharge of $279 and $119 (2022 – $909 and $240), respectively, as required under Saskatchewan provincial legislation.

Nutrien Annual Report 2023  |  106

In millions of US dollars unless otherwise noted

 Note 5 | Share-based compensation

Plans	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25 percent per year over four years	10 years	Shares [1]
Performance Share Units ("PSUs")	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return relative to PSU peer group (75 percent weighting) and return on invested capital (25 percent weighting)	Not applicable	Cash
Restricted Share Units ("RSUs")	Officers and eligible employees	Annually	On third anniversary of grant date and not subject to performance conditions	Not applicable	Cash
Deferred Share Units ("DSUs")	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [2]
Stock Appreciation Rights ("SARs") / Tandem Stock Appreciation Rights ("TSARs") [3]	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25 percent per year over four years	10 years	Cash

1  Stock options may also be settled by cash settlement or, if approved by the Company, by a broker-assisted "cashless exercise" arrangement or a “net exercise” arrangement.

2  Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

3  Holders of TSARs have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation are that substantially all TSAR holders will elect to choose the first option.

The weighted average assumptions of stock options by year of grant that impacted current year results are as follows:

		Year of Grant
Stock options	Based on	2023	2022
Weighted average grant date fair value per option	Black-Scholes-Merton option-pricing model as of the date of the grant	25.67	20.49
Weighted average assumptions:
Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	78.95	77.50
Expected annual dividend yield (%)	Annualized dividend rate as of the date of the grant	2.49	2.45
Expected volatility (%)	Historical volatility of Nutrien's shares over a period commensurate with the expected life of the grant	33	30
Risk-free interest rate (%)	Zero-coupon government issues implied yield available on equivalent remaining term at the time of the grant	3.84	2.00
Average expected life of options (years)	Historical experience	8.5	8.5

Nutrien Annual Report 2023  |  107

In millions of US dollars unless otherwise noted

			Compensation (Recovery) Expense
	Units Granted	Units Outstanding
	in 2023	as at December 31, 2023	2023	2022
Stock options	301,168	3,248,306	8	11
PSUs	517,219	1,732,785	(39)	13
RSUs	582,659	1,576,486	23	33
DSUs	34,075	401,296	(4)	2
SARs/TSARs	‐	176,284	(2)	4
			(14)	63

 Note 6 | Other expenses (income)

	2023	2022
Integration and restructuring related costs	49	46
Foreign exchange loss, net of related derivatives	91	31
Earnings of equity-accounted investees	(101)	(247)
Bad debt expense	55	12
COVID-19 related expenses	‐	8
Gain on disposal of investment	‐	(19)
Project feasibility costs	86	79
Customer prepayment costs	47	42
Legal expenses	34	21
Consulting expenses	21	29
Employee special recognition award	‐	61
Loss on Blue Chip Swaps	92	‐
ARO/ERL expense for non-operating sites (Note 22)	152	‐
Gain on amendments to other post-retirement pension plans	(80)	‐
Other expenses	102	141
	548	204

The Central Bank of Argentina maintains certain currency controls that limit our ability to remit cash from Argentina. Blue Chip Swaps are trade transactions that effectively allow companies to transfer US dollars out of Argentina. Through this mechanism, we incurred a loss of $92 from the purchase of securities denominated in Argentine peso and corresponding sales in US dollars during 2023. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

 Note 7 | Finance costs

	2023	2022
Interest expense
Short-term debt	303	153
Long-term debt	446	333
Lease liabilities	48	35
Total interest expense	797	521
Unwinding of discount on asset retirement obligations (Note 22)	33	29
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	5	8
Borrowing costs capitalized to property, plant and equipment	(71)	(37)
Interest income	(35)	(25)
Other finance costs	64	67
	793	563

Borrowing costs capitalized to property, plant and equipment in 2023 were calculated by applying an average capitalization rate of 5.4 percent (2022 – 4.1 percent) to expenditures on qualifying assets.

Nutrien Annual Report 2023  |  108

In millions of US dollars unless otherwise noted

 Note 8 | Income taxes

	2023	2022
Current income tax
Tax expense for current year	637	2,314
Adjustments in respect of prior years	26	63
Total current income tax expense	663	2,377
Deferred income tax
Origination and reversal of temporary differences	5	215
Swiss Tax Reform adjustment	(134)	‐
Adjustments in respect of prior years	31	(41)
Change in recognition of tax losses and deductible temporary differences	105	8
Total deferred income tax expense	7	182
Income tax expense included in net earnings	670	2,559

In 2023, we recorded a deferred tax asset of $134 related to an increase in the tax basis of our Swiss assets as a result of changes to our Switzerland tax declarations.

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before income taxes as follows:

	2023	2022
Earnings (loss) before income taxes
Canada	1,427	5,707
United States	976	3,447
Australia	161	263
Trinidad	(75)	487
Other	(537)	342
	1,952	10,246
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	527	2,766
Adjusted for the effect of:
Impact of foreign tax rates	(139)	(132)
Swiss Tax Reform adjustment	(134)	‐
Non-taxable income	(67)	(98)
Production-related deductions	(54)	(51)
Current year losses for which no deferred tax asset is recognized	314	‐
Change in recognition of tax losses and deductible temporary differences	105	8
Tax authority examinations	62	22
Non-deductible expenses	25	16
Withholding taxes	20	18
Other	11	10
Income tax expense included in net earnings	670	2,559

Nutrien Annual Report 2023  |  109

In millions of US dollars unless otherwise noted

Deferred Income Taxes

			Deferred Income Tax (Recovery)
	Deferred Income Tax (Assets)		Expense Recognized
	Liabilities		in Net Earnings
	2023	2022	2023	2022
Deferred income tax assets
Asset retirement obligations and accrued environmental costs	(400)	(319)	(17)	35
Tax loss and other carryforwards	(347)	(396)	52	(93)
Lease liabilities	(307)	(298)	(8)	(151)
Inventories	(108)	(155)	47	(30)
Pension and other post-retirement benefit liabilities	(108)	(151)	50	(1)
Long-term debt	(99)	(117)	18	21
Payables and accrued charges	(96)	(98)	2	(84)
Receivables	(50)	(48)	(2)	(4)
Other assets	(1)	(1)	‐	‐
Deferred income tax liabilities
Property, plant and equipment	4,410	4,305	40	545
Goodwill and intangible assets	173	347	(168)	(53)
Other liabilities	30	30	(7)	(3)
	3,097	3,099	7	182

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2023, were:

	Amount	Expiry Date
Unused federal operating losses	2,056	2024 – Indefinite
Unused federal capital losses	683	Indefinite

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2023, we had $1,532 of federal tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $7,010 as at December 31, 2023 (2022 – $13,060).

 Note 9 | Net earnings per share

	2023	2022
Weighted average number of common shares	496,381,000	538,475,000
Dilutive effect of stock options	613,000	1,535,000
Weighted average number of diluted common shares	496,994,000	540,010,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2023	2022
Number of options excluded	821,763	567,409

Nutrien Annual Report 2023  |  110

In millions of US dollars unless otherwise noted

 Note 10 | Financial instruments and related risk management

Our ELT, along with the Board of Directors (including Board committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks that we are exposed to.

Credit Risks	Risk Management Strategies
Receivables from customers
  establish credit approval policies and procedures for new and existing customers extend credit to qualified customers through
  review of credit agency reports, financial statements and/or credit references, as available review of existing customer accounts every 12 to 24 months based on the credit limit amounts evaluation of customer and country risk for international customers establish credit period:
  15 and 30 days for wholesale fertilizer customers
  30 days for industrial and feed customers
  30 to 360 days for Retail customers, including Nutrien Financial up to 180 days for select export sales customers, including Canpotex transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay execute agency arrangements with financial institutions or other partners with which we have only a limited recourse involvement sell receivables to financial institutions which substantially transfer the risks and rewards set eligibility requirements for Nutrien Financial to limit the risk of the receivables may require security over certain crop or livestock inventories set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

Cash and cash equivalents and other receivables	require acceptable minimum counterparty credit ratings limit counterparty or credit exposure select counterparties with investment-grade quality

Aging of receivables (%) as at December 31:

	2023			2022
	Retail (Nutrien Financial)	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate	Retail (Nutrien Financial)	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate
Current	78	78	89	83	84	97
30 days or less past due	13	6	11	10	9	3
31 – 90 days past due	4	4	‐	3	4	‐
Greater than 90 days past due	5	12	‐	4	3	‐
	100	100	100	100	100	100

Nutrien Annual Report 2023  |  111

In millions of US dollars unless otherwise noted

Maximum exposure to credit risk as at December 31:

	2023	2022
Cash and cash equivalents	941	901
Receivables (excluding income tax receivable)	5,103	6,050
	6,044	6,951

Liquidity Risk	Risk Management Strategies
Access to cash
  establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner maintain an optimal capital structure
  maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets maintain sufficient short-term credit availability
  uphold long-term relationships with a sufficient number of high-quality and diverse lenders enter into financial arrangements (e.g., Blue Chip Swaps) to remit cash from certain foreign jurisdictions

Refer to Note 17 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

	Carrying Amount	Contractual
	of Liability as at	Cash	Within	1 to 3	3 to 5	Over 5
2023	December 31	Flows	1 Year	Years	Years	Years
Short-term debt [1]	1,815	1,815	1,815	‐	‐	‐
Payables and accrued charges [2]	9,024	9,024	9,024	‐	‐	‐
Long-term debt, including current portion [1]	9,425	15,339	966	2,324	1,556	10,493
Lease liabilities, including current portion [1]	1,326	1,525	368	484	222	451
Derivatives	16	16	16	‐	‐	‐
	21,606	27,719	12,189	2,808	1,778	10,944

1  Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on debt with variable rates are based on the prevailing rates as at December 31, 2023.

2  Excludes non-financial liabilities and includes payables of approximately $2.1 billion related to our prepaid inventory to secure product discounts. We consider these payables to be part of our working capital. For these payables, we participated in arrangements where the vendors sold their right to receive payment to financial institutions without extending the original payment terms. These payables were paid in January 2024.

Nutrien Annual Report 2023  |  112

In millions of US dollars unless otherwise noted

Market Risks	Type	Risk Management Strategies
Interest rate	Short-term and long-term debt
  use a portfolio of fixed and floating rate instruments
  align current and long-term assets with demand and fixed-term debt monitor the effects of market changes in interest rates
  use interest rate swaps, if desired
We do not believe we have material exposure to interest, price or foreign exchange risk on our financial instruments as at December 31, 2023 and 2022.
Price	Natural gas derivative instruments
  diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis and hold firm pipeline transportation to our operating sites

Price	Investment at fair value	ensure the security of principal amounts invested provide for an adequate degree of liquidity achieve a satisfactory return
Foreign exchange
  execute foreign currency derivative contracts within certain prescribed limits for both actual and forecasted expenditures to manage the impact to cash flows and earnings, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

The fair value of our net foreign exchange currency derivative assets (liabilities)  as at December 31, 2023 was $11 (2022 – $(18)). The following table presents the significant foreign currency derivatives that existed as at December 31:

	2023			2022
			Average			Average
			Contract			Contract
Sell/buy	Notional	Maturities	Rate	Notional	Maturities	Rate
Derivatives not designated as hedges
Forwards
USD/Canadian dollars ("CAD")	435	2024	1.3207	473	2023	1.3584
Australian dollars/USD	86	2024	1.5269	133	2023	1.5010
Brazilian real/USD	94	2024	4.8688	374	2023	5.6892
Derivatives designated as hedges
Forwards
USD/CAD	601	2024	1.3565	487	2023	1.3255

Nutrien Annual Report 2023  |  113

In millions of US dollars unless otherwise noted

Fair Value

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost.

Financial Instruments at Fair Value	Fair Value Method and Associated Level within the Fair Value Hierarchy
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options, and natural gas swaps not traded in an active market

Based on a discounted cash flow (“DCF”) model.  Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments at Amortized Cost	Fair Value Method
Receivables, short-term debt, and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount (approximation to fair value)

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	2023				2022
	Carrying				Carrying
Financial assets (liabilities) measured at	Amount	Level 1	Level 2	Level 3	Amount	Level 1	Level 2	Level 3
Fair value on a recurring basis [1]
Derivative instrument assets	20	‐	20	‐	7	‐	7	‐
Other current financial assets – marketable securities [2]	173	35	138	‐	148	19	129	‐
Investments at fair value through other comprehensive income ("FVTOCI") (Note 15)	190	180	‐	10	200	190	‐	10
Investments at fair value through profit or loss ("FVTPL") (Note 15)	45	‐	‐	45	44	‐	‐	44
Derivative instrument liabilities	(16)	‐	(16)	‐	(35)	‐	(35)	‐
Amortized cost
Investments at amortized cost (Note 15)	19	16	‐	‐	‐	‐	‐	‐
Current portion of long-term debt
Senior notes and debentures	(499)	‐	(502)	‐	(500)	(493)	‐	‐
Fixed and floating rate debt	(13)	‐	(13)	‐	(42)	‐	(42)	‐
Long-term debt
Senior notes and debentures	(8,884)	(3,110)	(5,462)	‐	(7,910)	(3,581)	(3,656)	‐
Fixed and floating rate debt	(29)	‐	(29)	‐	(130)	‐	(130)	‐

1  During 2023 and 2022, there were no transfers between levels for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2  Marketable securities consist of equity and debt securities.

Nutrien Annual Report 2023  |  114

In millions of US dollars unless otherwise noted

 Note 11 | Receivables

	Segment	2023	2022
Receivables from customers
Third parties	Retail (Nutrien Financial) [1]	2,943	2,705
	Retail	1,097	1,293
	Potash, Nitrogen, Phosphate	577	827
Related party – Canpotex	Potash (Note 28)	162	866
Less allowance for expected credit losses of receivables from customers		(111)	(95)
		4,668	5,596
Rebates		198	172
Income taxes (Note 8)		295	144
Other receivables		237	282
		5,398	6,194

1  Includes $2,578 of very low risk of default and $365 of low risk of default (2022 – $2,260 of very low risk of default and $445 of low risk of default).

Qualifying receivables from customers financed by Nutrien Financial represent high-quality receivables from customers that have been rated very low to low risk of default among Retail’s receivables from customers.

Customer credit with a financial institution of $431 as at December 31, 2023, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2022 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

 Note 12 | Inventories

	2023	2022
Product purchased for resale	4,941	5,885
Finished products	351	612
Intermediate products	160	184
Raw materials	299	425
Materials and supplies	585	526
	6,336	7,632

By Segment	2023	2022
Retail	5,041	6,035
Potash	371	398
Nitrogen	493	706
Phosphate	431	493
	6,336	7,632

Inventories expensed to cost of goods sold during the year were $19,391 (2022 – $21,371).

Nutrien Annual Report 2023  |  115

In millions of US dollars unless otherwise noted

 Note 13 | Property, plant and equipment

			Machinery	Mine
	Land and	Buildings and	and	Development	Assets Under
Improvements		Improvements	Equipment	Costs	Construction	Total
Useful life range (years)	1 – 85	1 – 70	1 – 80	1 – 60	n/a
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Acquisitions (Note 25)	‐	2	5	‐	‐	7
Additions	1	5	37	‐	2,422	2,465
Additions – Right-of-use ("ROU") assets	1	70	338	‐	‐	409
Disposals	(6)	(7)	(37)	‐	(1)	(51)
Transfers	26	188	1,401	237	(1,852)	‐
Foreign currency translation and other	12	32	94	3	(165)	(24)
Depreciation	(39)	(184)	(1,054)	(138)	‐	(1,415)
Depreciation – ROU assets	(2)	(60)	(326)	‐	‐	(388)
Impairment	(19)	(10)	(148)	(95)	(37)	(309)
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Balance – December 31, 2023 is composed of:
Cost	1,631	9,050	23,237	2,938	2,468	39,324
Accumulated depreciation and
impairments	(456)	(2,674)	(11,910)	(1,823)	‐	(16,863)
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Balance – December 31, 2023 is composed of:
Owned property, plant and equipment	1,145	5,980	10,486	1,115	2,468	21,194
ROU assets	30	396	841	‐	‐	1,267
Carrying amount – December 31, 2023	1,175	6,376	11,327	1,115	2,468	22,461
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Acquisitions (Note 25)	12	40	23	‐	65	140
Additions	17	9	25	‐	2,202	2,253
Additions – ROU assets	‐	51	230	‐	‐	281
Disposals	(9)	(13)	(24)	‐	‐	(46)
Transfers	35	163	1,281	170	(1,649)	‐
Foreign currency translation and other	5	2	55	30	(90)	2
Depreciation	(35)	(185)	(1,006)	(94)	‐	(1,320)
Depreciation – ROU assets	(2)	(58)	(279)	‐	‐	(339)
Reversal of impairment	105	26	491	149	9	780
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Balance – December 31, 2022 is composed of:
Cost	1,605	8,795	22,023	2,699	2,101	37,223
Accumulated depreciation and
impairments	(404)	(2,455)	(11,006)	(1,591)	‐	(15,456)
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Balance – December 31, 2022 is composed of:
Owned property, plant and equipment	1,173	5,956	10,267	1,108	2,101	20,605
ROU assets	28	384	750	‐	‐	1,162
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767

Nutrien Annual Report 2023  |  116

In millions of US dollars unless otherwise noted

Depreciation of property, plant and equipment was included in the following:

	2023	2022
Freight, transportation and distribution	165	148
Cost of goods sold	1,157	1,024
Selling expenses	453	424
General and administrative expenses	48	42
Depreciation recorded in earnings	1,823	1,638
Depreciation recorded in inventory	145	151

Impairments and Impairment Reversals

For each cash generating unit (“CGU”) or groups of CGUs in which we complete an impairment analysis, the recoverable amount estimate used the following key assumptions: our forecasted EBITDA, discount rate and long-term growth rate. For our Phosphate CGUs, we also estimate the end of expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, and mineral reserve technical reports (relating to Phosphate CGUs), as well as industry and market information.

Phosphate

In 2023, we identified an impairment trigger for our Phosphate CGUs, White Springs and Aurora, primarily as a result of the decrease in our forecasted phosphate margins. We completed our impairment analysis for these CGUs.

Phosphate CGU	White Springs	Aurora
Impairment assessment date	June 30, 2023	June 30, 2023
Recoverable amount ($)	504	2,000
Carrying amount before impairment loss ($)	737	1,660
Pre-tax impairment loss ($)	233	‐
Valuation methodology	Value in use ("VIU")	Fair value less costs of disposal ("FVLCD"), a Level 3 measurement
Valuation technique	Pre-tax DCF to end of expected mine life	Five-year DCF plus terminal year to end of mine life

In 2022, we completed an impairment analysis at our White Springs and Aurora CGUs as a result of revised pricing forecasts to reflect the macroeconomic environment at the time. We completed our impairment analysis for these CGUs.

Phosphate CGU	White Springs	Aurora
Impairment reversal date	September 30, 2022	June 30, 2022
Recoverable amount ($)	770	2,900
Carrying amount before impairment reversal ($)	425	1,200
Pre-tax impairment reversal (net of depreciation) ($) [1]	330	450
Valuation methodology	VIU	FVLCD
Valuation technique	Pre-tax DCF to end of expected mine life	Five-year DCF plus terminal year to end of mine life

1  Full reversal of the previously recorded impairment losses relating to property, plant and equipment at White Springs in 2017 and 2020 of $250 and $215, respectively, and Aurora in 2020 of $545.

Nutrien Annual Report 2023  |  117

In millions of US dollars unless otherwise noted

	White Springs		Aurora
Key Assumptions [1]	2023	2022	2022
End of mine life (proven and probable reserves) (year) [2]	2032	2030	2050
Long-term growth rate (%)	n/a	n/a	2.0
Pre-tax discount rate (%)	15.6	15.2	n/a
Post-tax discount rate (%)	12.0	12.0	10.4
Forecasted EBITDA [3] ($)	720	980	3,090

1  At impairment loss (reversal) date.

2  The White Springs CGU has a shorter expected mine life and is therefore more sensitive to changes in short- and medium-term forecasted phosphate margins.

3  Forecasted EBITDA to 2028 (2022 – Forecasted EBITDA to 2027).

Sensitivities

The following table highlights sensitivities to the recoverable amounts of our Phosphate CGUs, which could result in additional impairment losses or reversals of the previously recorded losses (relating to the White Springs CGU).

		Change to Recoverable Amount ($)
Key Assumptions as at June 30, 2023	Change in Assumption	White Springs		Aurora
Long-term growth rate (%)	+ / - 1.0 percent	n/a	n/a	+ / -	110
Pre-tax discount rate (%)	+ / - 1.0 percent	- / +	20	n/a	n/a
Post-tax discount rate (%)	+ / - 1.0 percent	n/a	n/a	- / +	190
Forecasted EBITDA over forecast period ($)	+ / - 5.0 percent	+ / -	40	+ / -	220

Nitrogen

In 2023, we identified an impairment trigger for our Trinidad CGU, part of our Nitrogen segment, due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional natural gas fields is anticipated to add new natural gas supply starting in 2026.

December 31, 2023	Trinidad
Recoverable amount ($)	676
Carrying amount before impairment loss ($)	752
Pre-tax impairment loss ($)	76
Valuation methodology	FVLCD, a Level 3 measurement
Valuation technique	Five-year DCF plus a terminal value
Key assumptions
Long-term growth rate (%)	2.3
Post-tax discount rate [1] (%)	13.0
Forecasted EBITDA [2,3] ($)	1,145

1  Discount rate used in the previous measurement in 2020 was 12.6 percent.

2  First five years of the forecast period.

3  Includes key assumptions relating to net selling price based on forecasted future natural gas contracting and availability.

Sensitivities

The following table highlights sensitivities to the recoverable amount of our Trinidad CGU, which could result in additional impairment losses or reversals of the previously recorded losses.

Key Assumptions as at December 31, 2023	Change in Assumption	Change to Recoverable Amount ($)
Long-term growth rate (%)	+ / - 1.0 percent	+ / -	55
Post-tax discount rate (%)	+ / - 1.0 percent	- / +	95
Forecasted EBITDA over forecast period ($)	+ / - 5.0 percent	+ / -	100

Nutrien Annual Report 2023  |  118

In millions of US dollars unless otherwise noted

 Note 14 | Goodwill and intangible assets

		Intangible Assets
		Customer		Trade
	Goodwill	Relationships [1]	Technology	Names	Other	Total
Useful life range (years)	n/a	5 – 15	2 – 20	3 – 15 ²	1 – 30
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297
Acquisitions (Note 25)	126	30	‐	7	1	38
Additions – internally developed	‐	‐	206	‐	‐	206
Foreign currency translation and other	42	9	49	4	(1)	61
Amortization [3]	‐	(164)	(114)	(8)	(56)	(342)
Impairment	(422)	(43)	‐	‐	‐	(43)
Carrying amount – December 31, 2023	12,114	1,061	843	98	215	2,217
Balance – December 31, 2023 is composed of:
Cost	12,542	2,046	1,263	160	656	4,125
Accumulated amortization and impairment	(428)	(985)	(420)	(62)	(441)	(1,908)
Carrying amount – December 31, 2023	12,114	1,061	843	98	215	2,217
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340
Acquisitions (Note 25)	200	59	‐	22	23	104
Additions – internally developed	‐	‐	216	‐	6	222
Foreign currency translation and other	(52)	(13)	14	1	(1)	1
Disposals	‐	(1)	(1)	‐	‐	(2)
Amortization [3]	‐	(166)	(122)	(8)	(72)	(368)
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297
Balance – December 31, 2022 is composed of:
Cost	12,375	2,001	1,028	150	649	3,828
Accumulated amortization and impairment	(7)	(772)	(326)	(55)	(378)	(1,531)
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297

1  The average remaining amortization period of customer relationships as at December 31, 2023, was approximately 3 years.

2  Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

3  Amortization of $279 was included in selling expenses during the year ended December 31, 2023 (2022 – $302).

Goodwill Impairment Testing

Goodwill by CGU or Group of CGUs	2023	2022
Retail – North America	6,981	6,898
Retail – International [1]	590	927
Potash	154	154
Nitrogen	4,389	4,389
	12,114	12,368

1 Includes Retail – South America group of CGUs, which had goodwill of nil as at December 31, 2023 (2022 – $348).

Nutrien Annual Report 2023  |  119

In millions of US dollars unless otherwise noted

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections plus a terminal value with the exception of the Retail – South America group of CGUs, which used a 10-year projection plus a terminal value) and incorporated assumptions an independent market participant would apply, including considerations related to climate-change initiatives. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization (where applicable) and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information.

In 2023, we revised our forecasted EBITDA for the Retail – South America group of CGUs, which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted EBITDA and growth. Therefore, we recorded the following impairment:

Retail - South America Group of CGUs	June 30, 2023
Recoverable amount	1,031
Carrying amount before impairment loss	1,496
Impairment recognized relating to:
Goodwill	422
Intangible assets	43

The following table highlights sensitivities to the Retail – South America group of CGUs recoverable amount, which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment.

		Change in	Decrease to
Key Assumptions as at June 30, 2023	Key Assumption	Key Assumption	Recoverable Amount ($)
Terminal growth rate (%)	6.0	- 1.0 percent	50
Discount rate (%)	16.6	+ 1.0 percent	120
Forecasted EBITDA over forecast period ($)	4,300	- 5.0 percent	100

1  The discount rate used in the previous measurement was 16.0 percent, which was included as part of our Retail – International group of CGUs.

We performed our annual impairment test on goodwill on the remaining CGUs or group of CGUs and did not identify any further impairment; however, the recoverable amount for the Retail – North America group of CGUs did not substantially exceed its carrying amount. The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $570. Goodwill is more susceptible to impairment risk if there is an increase in the discount rate or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future as shown in the table below.

	Key Assumption	Change Required for Carrying Amount
2023 Annual Impairment Testing	Used in Impairment Model	to Equal Recoverable Amount
Terminal growth rate (%)	2.5	0.4	percent decrease
Discount rate [1] (%)	8.6	0.2	percent increase
Forecasted EBITDA over forecast period ($)	8,040	3.0	percent decrease

1  The discount rate used in the previous measurement was 8.5 percent.

Nutrien Annual Report 2023  |  120

In millions of US dollars unless otherwise noted

The following table indicates the key assumptions used in testing the remaining groups of CGUs:

	Terminal Growth Rate (%)				Discount Rate (%)
	2023	2022			2023	2022
Retail – International [1]	2.1	2.0	–	6.0	9.0	8.9	–	16.0
Potash	2.5			2.5	7.6			8.3
Nitrogen	2.3			2.0	8.3			9.3

1 The discount rates reflect the country risk premium and size for our international groups of CGUs. The terminal growth rate and discount rate ranges in 2022 included our Retail – South America group of CGUs, which are no longer included in 2023 as goodwill for this group of CGUs is nil.

 Note 15 | Investments

		Principal Place	Proportion of Ownership Interest
		of Business and	and Voting Rights Held (%)		Carrying Amount
Name	Principal Activity	Incorporation	2023	2022	2023	2022 ¹
Equity-accounted investees
Profertil	Nitrogen producer	Argentina	50	50	340	450
Canpotex	Marketing and logistics of potash	Canada	50	50	‐	‐
Other associates and joint ventures					142	149
Total equity-accounted investees					482	599
Investments at FVTOCI
Sinofert	Fertilizer supplier and distributor	China/Bermuda	22	22	180	190
Other					10	10
Total investments at FVTOCI					190	200
Investments at FVTPL
Other					45	44
Total investments at FVTPL					45	44
Investments at amortized cost
Other					19	‐
Total investments at amortized cost					19	‐
Total investments					736	843

1  Certain immaterial 2022 figures have been reclassified.

Nutrien Annual Report 2023  |  121

In millions of US dollars unless otherwise noted

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the board of directors of Sinofert. We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

Summarized Financial Information of Profertil [1]
For the years ended December 31	2023	2022
Sales	762	1,096
Depreciation and amortization	5	5
Interest expense	10	4
Interest income	170	136
Income tax expense	166	277
Net earnings and total comprehensive income	178	466
Proportionate share of Profertil earnings	89	233
Elimination of unrealized profit	1	‐
Total proportionate share of Profertil earnings	90	233
Dividends received from Profertil	199	57

As at December 31	2023	2022
Current assets [2]	355	835
Non-current assets	658	589
	1,013	1,424
Current liabilities [3]	143	297
Non-current liabilities [4]	186	221
	329	518
Net assets of Profertil	684	906
Proportionate share of net assets of Profertil	342	453
Elimination of unrealized profit	(2)	(3)
Carrying amount of interest in Profertil	340	450

1  Summarized financial information of Profertil, which represents the amounts included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies.

2  Includes cash and cash equivalents of $204 (2022 – $585).

3  Includes current financial liabilities (excluding trade and other payables and provisions) of $21 (2022 – $27).

4  Includes non-current financial liabilities (excluding trade and other payables and provisions) of nil (2022 – $23).

Future conditions related to Profertil may be affected by political, economic and social instability. We are exposed to foreign exchange risk related to fluctuations in the Argentine peso against the US dollar and currency controls, which may restrict our ability to repatriate dividends from Profertil.

Nutrien Annual Report 2023  |  122

In millions of US dollars unless otherwise noted

 Note 16 | Other assets

	2023	2022
Deferred income tax assets (Note 8)	477	448
Ammonia catalysts [1]	113	104
Long-term income tax receivable (Note 8)	91	54
Accrued pension benefit assets (Note 21)	138	157
Other	232	206
	1,051	969

1  Net of accumulated amortization of $99 (2022 – $94).

 Note 17 | Short-term debt

	Rate of Interest (%)			2023	2022
Credit facilities
Unsecured revolving term credit facility			n/a	‐	500
Other unsecured credit facilities
South America [1]	5.5	–	12.2	219	453
Australia			5.3	221	190
Other			4.8	21	9
Commercial paper [2]	5.5	–	5.9	1,175	783
Other short-term debt				179	207
				1,815	2,142

1  Our credit facilities are either denominated in local currency or US dollars. The range of interest rates for South America excludes our Argentina facilities denominated in local currency with interest rates ranging from 102.5 percent to 107.0 percent. The balance of these Argentina facilities as at December 31, 2023 was $18.

2  We use our $4,500 commercial paper program for our short-term cash requirements. The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Credit facility limits [1]	As at December 31, 2023
Unsecured revolving term facility [2]	4,500
Unsecured revolving term facility [3]	1,500
Uncommitted revolving demand facility	1,000
Other credit facilities [4]	1,320

1  Our credit facilities are renegotiated periodically.

2  Matures September 14, 2027, subject to extension at the request of Nutrien provided that the resulting maturity date may not exceed five years from the date of request.

3  In 2023, we extended the term of our unsecured revolving term credit facility to September 10, 2024 and reduced the facility limit from $2,000 to $1,500.

4  Total facility limit amounts include some facilities with maturities in excess of one year.

Principal covenants and events of default under the unsecured revolving term credit facilities include a debt to capital ratio (refer to Note 24) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2023.

Nutrien Annual Report 2023  |  123

In millions of US dollars unless otherwise noted

 Note 18 | Long-term debt

	Rate of Interest (%)	Maturity	2023	2022
Senior notes [1]
	1.900	May 13, 2023	‐	500
	5.900	November 7, 2024	500	500
	3.000	April 1, 2025	500	500
	5.950	November 7, 2025	500	500
	4.000	December 15, 2026	500	500
	4.900	March 27, 2028	750	‐
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	500
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	212	212
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	401	401
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	489	489
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	500
	5.800	March 27, 2053	750	‐
Debentures [1]	7.800	February 1, 2027	120	120
Other credit facilities [2]	Various	Various	42	165
Other long-term debt	n/a	Various	‐	7
			9,214	8,344
Add net unamortized fair value adjustments			294	310
Less net unamortized debt issue costs			(83)	(72)
			9,425	8,582
Less current maturities			(512)	(542)
			8,913	8,040

1  Each series of senior notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

2  Other credit facilities are unsecured and consist of South America facilities with debt of $40 (2022 – $162) and an interest rate of 2.3 percent and other facilities with debt of $2 (2022 – $3) and an interest rate of 4.0 percent.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. As calculated in Note 24, we were in compliance with these covenants as at December 31, 2023.

Nutrien Annual Report 2023  |  124

In millions of US dollars unless otherwise noted

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term	Long-Term	Lease
	Debt	Debt	Liabilities	Total
Balance – December 31, 2022	2,142	8,582	1,204	11,928
Cash flows (cash inflows and outflows presented on a net basis)	(458)	832	(375)	(1)
Additions and other adjustments to ROU liabilities	‐	‐	492	492
Foreign currency translation and other non-cash changes	131	11	5	147
Balance – December 31, 2023	1,815	9,425	1,326	12,566
Balance – December 31, 2021	1,560	8,066	1,220	10,846
Cash flows (cash inflows and outflows presented on a net basis)	529	475	(341)	663
Additions and other adjustments to ROU liabilities	‐	‐	334	334
Foreign currency translation and other non-cash changes	53	41	(9)	85
Balance – December 31, 2022	2,142	8,582	1,204	11,928

 Note 19 | Lease liabilities

	Average Rate of Interest (%)	2023	2022
Lease liabilities – non-current	4.3	999	899
Current portion of lease liabilities	4.5	327	305
Total		1,326	1,204

 Note 20 | Payables and accrued charges

	2023	2022
Trade and other payables [1]	5,477	5,797
Customer prepayments	2,084	2,298
Dividends	262	244
Accrued compensation	597	681
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	165	234
Accrued interest	117	102
Current portion of share-based compensation (Note 5)	32	142
Current portion of derivatives	16	35
Income taxes (Note 8)	14	899
Provincial mining taxes	1	114
Other taxes	62	59
Current portion of pension and other post-retirement benefits (Note 21)	15	15
Other accrued charges and others	625	671
	9,467	11,291

1  Includes amounts owing to Canpotex (Note 28) of $64 (2022 – $203).

Nutrien Annual Report 2023  |  125

In millions of US dollars unless otherwise noted

 Note 21 | Pension and other post-retirement benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, dental and life insurance, referred to as other post-retirement plans. Substantially all our employees participate in at least one of these plans.

Description of Defined Benefit Pension Plans

	Plan Type	Contributions
United States
  non-contributory,
  guaranteed annual pension payments for life,
  benefits generally depend on years of service and compensation level in the final years leading up to age 65, benefits available starting at age 55 at a reduced rate, and plans provide for maximum pensionable salary and maximum annual benefit limits.
made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada		made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	non-contributory, unfunded, and supplementary pension benefits.	provided for by charges to earnings sufficient to meet the projected benefit obligations, and payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through the Pension Committee in each country, which is composed of our employees. The Pension Committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country’s plans generally does not include currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include coordination with government-provided medical insurance in each country;
  certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
  for certain plans, maximum lifetime benefits;
  at retirement, the employee’s spouse and certain dependent children may be eligible for coverage;
  benefits are self-insured and are administered through third-party providers; and
  generally, retirees contribute towards annual cost of the plans.

In addition, certain Medicare eligible retired employees in the US receive an annual contribution to a Healthcare Reimbursement Account, which can be used to purchase health benefits through a private exchange. This annual contribution can be used for premiums or to pay deductibles and/or co-insurance. Finally, we provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Nutrien Annual Report 2023  |  126

In millions of US dollars unless otherwise noted

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk.

Investment risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ a diversified mix of return seeking and liability hedging (i.e., fixed income) investments; and
  a risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Interest rate risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

Financial Information

	2023			2022
		Plan			Plan
	Obligation	Assets	Net	Obligation	Assets	Net
Balance – beginning of year	(1,507)	1,330	(177)	(1,996)	1,731	(265)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(16)	‐	(16)	(27)	‐	(27)
Interest (expense) income	(70)	65	(5)	(60)	52	(8)
Past service cost, including curtailment gains and settlements [1]	76	‐	76	24	(39)	(15)
Foreign exchange rate changes and other	(8)	4	(4)	28	(21)	7
Subtotal of components of defined benefit (recovery) expense recognized in earnings	(18)	69	51	(35)	(8)	(43)
Remeasurements of the net defined benefit liability recognized in OCI during the year
Actuarial gain arising from:
Changes in financial assumptions	7	‐	7	423	‐	423
Changes in demographic assumptions	‐	‐	‐	21	‐	21
(Loss) gain on plan assets (excluding amounts included in net interest)	‐	(30)	(30)	‐	(337)	(337)
Subtotal of remeasurements	7	(30)	(23)	444	(337)	107
Cash flows
Contributions by plan participants	(4)	4	‐	(6)	6	‐
Employer contributions	‐	20	20	‐	24	24
Benefits paid	83	(83)	‐	86	(86)	‐
Subtotal of cash flows	79	(59)	20	80	(56)	24
Balance – end of year [2]	(1,439)	1,310	(129)	(1,507)	1,330	(177)
Balance is composed of:
Non-current assets
Other assets (Note 16)			138			157
Current liabilities
Payables and accrued charges (Note 20)			(15)			(15)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(252)			(319)

1  In 2023, there were design plan changes that resulted in a gain of $80 to other post-retirement pension plans.

2  Obligations arising from funded and unfunded pension plans are $1,266 and $173 (2022 – $1,255 and $252), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

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In millions of US dollars unless otherwise noted

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2023			2022
	Quoted Prices			Quoted Prices
	in Active			in Active
	Markets for			Markets for
	Identical Assets	Other [1]	Total	Identical Assets	Other [1]	Total
Cash and cash equivalents	30	5	35	93	4	97
Equity securities and equity funds
US	9	115	124	8	107	115
International	‐	9	9	‐	14	14
Debt securities [2]	‐	909	909	‐	841	841
Other	‐	233	233	‐	263	263
Total pension plan assets	39	1,271	1,310	101	1,229	1,330

1  Approximately 96 percent (2022 – 100 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Pension Committee manages the asset allocation based upon our current liquidity and income needs.

2  Debt securities included US securities of 76 percent (2022 – 77 percent), International securities of 20 percent (2022 – 22 percent) and Mortgage-backed securities of 4 percent (2022 – 1 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2023.

We expect to contribute approximately $140 to all pension and post-retirement plans in 2024. Total contributions recognized as expense under all defined contribution plans for 2023 was $139 (2022 – $128).

We used the following significant assumptions to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31. These assumptions are determined by management and are reviewed annually by our independent actuaries.

	Pension		Other
	2023	2022			2023			2022
Assumptions used to determine the benefit obligations [1]:
Discount rate (%)	5.03	5.01			4.81			4.86
Rate of increase in compensation levels (%)	4.28	4.29			n/a			n/a
Medical cost trend rate – assumed (%) [2]	n/a	n/a	4.50	–	6.75	4.50	–	7.00
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a			2033			2033
Mortality assumptions (years) [3]
Life expectancy at 65 for a male member currently at age 65	20.7	20.6			21.0			20.5
Life expectancy at 65 for a female member currently at age 65	22.9	22.9			23.6			23.2
Average duration of the defined benefit obligations (years) [4]	12.3	12.7			10.6			12.8

1  The current year’s expense is determined using the assumptions that existed at the end of the previous year.

2  We assumed a graded medical cost trend rate starting at 6.75 percent in 2023, moving to 4.50 percent by 2033 (2022 – starting at 7.00 percent, moving to 4.50 percent by 2033). The annual health care reimbursement amount is assumed to increase by 2.00 percent each year.

3  Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

4  Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

	Change in Assumption	2023	2022
Benefit obligation as reported		1,439	1,507
Discount rate	1.0 percentage point decrease	190	210
	1.0 percentage point increase	(150)	(170)

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In millions of US dollars unless otherwise noted

 Note 22 | Asset retirement obligations and accrued environmental costs

	Cash Flow	Discounted	Discount Rate
December 31, 2023	Payments (years) [1]	Cash Flows [2,3]	+0.5%	-0.5%
Asset retirement obligations			(70)	90
Retail	1 – 30	16
Potash	28 – 484	117
Phosphate	1 – 77	479
Corporate and others [4,5]	1 – 69	647
Accrued environmental costs			(5)	5
Retail	1 – 30	69
Corporate and others	1 – 15	326
Total		1,654

1  Time frame in which payments are expected to principally occur from December 31, 2023. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailings volumes.

2  Risk-free discount rates used to discount cash flows reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free discount rates range from 3.1 percent to 5.5 percent.

3  Total undiscounted cash flows are $5.0 billion. For the Potash segment, this represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 124 to 456 years.

4  For nitrogen sites, there are no significant asset retirement obligations recorded as there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

5  Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 16 years.

	Asset	Accrued
	Retirement	Environmental
	Obligations	Costs	Total
Balance – December 31, 2022	1,187	450	1,637
Disposals	‐	(2)	(2)
Change in estimate (Note 6)	129	15	144
Settlements	(94)	(68)	(162)
Accretion	32	1	33
Foreign currency translation and other	5	(1)	4
Balance – December 31, 2023	1,259	395	1,654
Balance – December 31, 2023 is composed of:
Current liabilities
Payables and accrued charges (Note 20)	135	30	165
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,124	365	1,489

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, and closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc., in White Springs, Florida, and PCS Nitrogen, Inc., in Geismar, Louisiana, pursuant to the financial assurance regulatory requirements in those states. As at December 31, 2023, we had $492 in surety bonds and letters of credit outstanding relating to these financial assurance obligations. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

Nutrien Annual Report 2023  |  129

In millions of US dollars unless otherwise noted

 Note 23 | Share capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395
2022 Normal Course Issuer Bid [1]	March 1, 2022	February 7, 2023	55,111,110	10	55,111,110
2023 Normal Course Issuer Bid	March 1, 2023	February 29, 2024	24,962,194	5	5,375,397
2024 Normal Course Issuer Bid [2]	March 1, 2024	February 28, 2025	24,728,159	5	‐

1  The original expiry date was February 28, 2023, but we acquired the maximum aggregate number of common shares allowable on February 7, 2023.

2  On February 21, 2024, our Board of Directors approved a share repurchase program. The 2024 normal course issuer bid, which is subject to acceptance by the Toronto Stock Exchange, will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Summary of share repurchases	2023	2022
Number of common shares repurchased for cancellation	13,378,189	53,312,559
Average price per share (US dollars)	74.73	84.34
Total cost	1,000	4,496

Dividends Declared

During 2023, we declared dividends of $2.12 (2022 - $1.92). On February 21, 2024, our Board of Directors declared and increased  our quarterly dividend to $0.54 per share payable on April 11, 2024, to shareholders of record on March 28, 2024. The total estimated dividend to be paid is $265.

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In millions of US dollars unless otherwise noted

 Note 24 | Capital management

Our capital allocation policy prioritizes safe and reliable operations, a healthy balance sheet, a sustainable dividend to shareholders, and a strategy to allocate remaining cash flow that maximizes shareholder value.

We include total debt, adjusted total debt, adjusted net debt and shareholders’ equity as components of our capital structure. We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We have access to the capital markets through our base shelf prospectus. We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on senior notes and debentures.

We monitor the following measures to evaluate our ability to service debt, make strategic investments and ensure we are in compliance with our debt covenants:

	2023	2022
Adjusted net debt to adjusted EBITDA	1.9	0.9
Adjusted EBITDA to adjusted finance costs	7.3	21.6
Debt to capital (calculated as adjusted total debt to adjusted capital) (Limit: 0.65 : 1.00)	0.33 : 1.00	0.32 : 1.00

Adjusted EBITDA is calculated in Note 3, while the calculations of the remaining components included in the above ratios are set out in the following tables:

	2023	2022
Short-term debt	1,815	2,142
Current portion of long-term debt	512	542
Current portion of lease liabilities	327	305
Long-term debt	8,913	8,040
Lease liabilities	999	899
Total debt	12,566	11,928
Letters of credit – financial	94	97
Adjusted total debt	12,660	12,025

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In millions of US dollars unless otherwise noted

	2023	2022
Total debt	12,566	11,928
Cash and cash equivalents	(941)	(901)
Net unamortized fair value adjustments	(294)	(310)
Adjusted net debt	11,331	10,717

	2023	2022
Total shareholders' equity	25,201	25,863
Adjusted total debt	12,660	12,025
Adjusted capital	37,861	37,888

	2023	2022
Finance costs	793	563
Unwinding of discount on asset retirement obligations	(33)	(29)
Borrowing costs capitalized to property, plant and equipment	71	37
Interest on net defined benefit pension and other post-retirement plan obligations	(5)	(8)
Adjusted finance costs	826	563

In 2022, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5 billion of common shares, debt securities and other securities during a period of 25 months from March 11, 2022. In 2023 and 2022, we issued senior notes of $1.5 billion and $1 billion, respectively, pursuant to the base shelf prospectus and the applicable prospectus supplement. Refer to Note 18 for details.

 Note 25 | Business combinations

	Casa do Adubo S.A. (“Casa do Adubo”)	Other Acquisitions
Acquisition date	October 1, 2022	Various
Purchase price, net of cash and cash equivalents acquired, and amounts held in escrow	$268 On the acquisition date, we acquired 100% of the issued and outstanding Casa do Adubo stock.	$153 (preliminary) (2022 – $176)
Goodwill and expected benefits of acquisitions	$ 184 – Goodwill was fully impaired as part of the impairment recorded to the Retail – South America group of CGUs (Note 14).	$ 126 (preliminary) (2022 – $ 55 )
The expected benefits of the acquisitions resulting in goodwill include:
  synergies from expected reduction in operating costs
  wider distribution channel for selling products of acquired businesses a larger assembled workforce
  potential increase in customer base
  enhanced ability to innovate

Description

An agriculture retailer in Brazil with 39 retail locations and 10 distribution centers. This acquisition is aligned with our disciplined approach to capital allocation and sustainability commitments, as we continue to expand our presence in Brazil.

2023 – 23 Retail locations related to various agricultural services (2022 – 43 Retail locations related to various agricultural services and one wholesale warehouse location)

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In millions of US dollars unless otherwise noted

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date:

	2023	2022
	Other Acquisitions[1]	Casa do Adubo Final Fair Value		Other Acquisitions[1]
Current assets	17	275	[2]	116
Goodwill	126	184		55
Other non-current assets	(2)	133		131
Total assets	141	592		302
Current liabilities	20	160		74
Other non-current liabilities	2	116		42
Total liabilities	22	276		116
Non-controlling interest	(8)	‐		‐
Total consideration	127	316		186
Amounts held in escrow	26	(48)		(10)
Total consideration, net of cash and cash equivalents acquired, and amounts held in escrow	153	268		176

1  Includes preliminary values for current year acquisitions and finalization of measurement period adjustments for prior year acquisitions.

2  Includes receivables from customers with gross contractual amounts of $169.

We have completed our assessment of identifying and measuring all the assets acquired and liabilities assumed relating to our Casa do Adubo acquisition. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date, engagement of independent valuation experts, and final agreement of the purchase price with no material changes from the preliminary fair value as disclosed in the 2022 annual consolidated financial statements. For certain other acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods. Refer to Note 30 for details of our valuation technique and judgments applied.

 Note 26 | Commitments

	Principal Portion and
	Estimated Interest
	Lease	Long-Term	Purchase	Capital	Other
December 31, 2023	Liabilities	Debt	Commitments	Commitments	Commitments	Total
Within 1 year	368	966	938	153	188	2,613
1 to 3 years	484	2,324	249	19	221	3,297
3 to 5 years	222	1,556	57	‐	149	1,984
Over 5 years	451	10,493	106	‐	157	11,207
Total	1,525	15,339	1,350	172	715	19,101

Purchase Commitments

In 2023, we renewed our natural gas purchase agreement in Trinidad. The agreement is a minimum take or pay arrangement providing for approximately 75 percent of the expected requirements of the Trinidad ammonia complex and provides for prices that vary primarily with benchmark ammonia prices and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

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In millions of US dollars unless otherwise noted

Profertil has various natural gas contracts denominated in US dollars that expire in 2024 and 2028 and account for virtually all of Profertil’s natural gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the natural gas under these contracts.

In 2023, we entered into natural gas pipeline transportation agreements at our Geismar plant, the latest of which expires in 2033 and accounts for approximately 90 percent of the expected natural gas requirements in Geismar.

The Carseland facility has a power cogeneration agreement expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, managed services contracts, throughput and various rail contracts, the latest of which expires in 2036, and mineral lease commitments, the latest of which expires in 2033.

 Note 27 | Guarantees

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
  will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties; and
  have not historically resulted in any significant payments by Nutrien and, as at December 31, 2023, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

 Note 28 | Related party transactions

Sales and Purchases of Goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 11 and arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Purchases from Canpotex for the year ended 2023 were $92 (2022 – $415) and the amount payable to Canpotex is shown in Note 20.

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In millions of US dollars unless otherwise noted

Key Management Personnel Compensation and Transactions with Post-Employment Benefit Plans

	2023	2022
Salaries and other short-term benefits	10	13
Share-based compensation	(7)	18
Post-employment benefits	2	3
Termination benefits	2	10
	7	44

Disclosures related to our post-employment benefit plans are shown in Note 21.

 Note 29 | Contingencies and other matters

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

  prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
  determination of whether recognition or disclosure in the consolidated financial statements is required; and
  estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2023, we are not aware of any operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2023, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental Remediation, Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

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In millions of US dollars unless otherwise noted

Legal matters with significant uncertainties include the following:

  The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Nutrien (Canada) Holdings ULC, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. Nutrien facilities received US EPA notices of violation (“NOVs”) for alleged violations of the RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for certain environmental liabilities attributable to its historic activities and for resolution of the NOVs. The facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters, with one such settlement being reached for the Geismar facility. The Geismar consent decree was entered on October 19, 2022, and resolved the allegations associated with the historic phosphoric acid operations at that facility. Due to the nature of the allegations at the other facilities, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry and the Geismar consent decree, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from the RCRA section 3013 site investigations.

  We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) towards the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

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In millions of US dollars unless otherwise noted

 Note 30 | Accounting policies, estimates and judgments

The following discusses the significant accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of Consolidation

Principal (Wholly Owned) Operating Subsidiaries	Location	Principal Activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Nutrien (Canada) Holdings ULC	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada
Nutrien US LLC	US
Cominco Fertilizer Partnership	US
Loveland Products Inc.	US
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US
Nutrien Ag Solutions Limited	Australia
PCS Nitrogen Fertilizer, L.P.	US	Producer of nitrogen products
PCS Nitrogen Trinidad Limited	Trinidad
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
PCS Sales (USA), Inc.	US	Marketing and sales of the Company’s products
Nutrien Financial US LLC	US	Provide financing to customers

Climate Change

Our Feeding the Future Plan includes sustainability-related commitments to help address our key climate-related risks related to climate change and to reduce our carbon footprint. Nutrien continues to execute our sustainability strategy and deliver on our action plan and monitor the development of sustainability frameworks and regulatory initiatives. We recognize that these developments could further impact our accounting estimates and judgments including, but not limited to, assessment of our asset useful lives, impairment of other long-lived assets, and asset retirement obligations and accrued environmental costs. We have monitored and will continue to monitor these developments as they affect our consolidated financial statements.

Revenue

Transfer of Control for Sale of Goods	Transfer of Control for Sale of Services
At the point in time when the product is purchased at our Retail farm center, delivered and accepted by customers at their premises, or loaded for shipping.	Over time as the promised service is rendered.

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In millions of US dollars unless otherwise noted

Judgment is used to determine whether we are acting as principal or agent by evaluating who has the primary responsibility for fulfilling the promised good;
  bears the inventory risk including if the vendor has the right to have its product returned on demand; and
  has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occur or as unconditional contracts are signed.

We recognize revenue on sales to Canpotex (as described in Note 28) when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract. Sales revenue is recognized using a provisional price at the time control is transferred to Canpotex, with the final pricing determined upon Canpotex’s final sale to a third party (generally between one and three months from date of sale to Canpotex).

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, adjusted for any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, “Revenue from Contracts with Customers,” and do not adjust the promised amount of consideration for the effects of financing.

Intersegment sales are made under terms that approximate market value.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Share-Based Compensation

Estimation involves determining

  stock option-pricing model assumptions as described in the weighted average assumptions table in Note 5;
  forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;
  projected outcome of performance conditions for PSUs, including our return on invested capital compared to Nutrien’s weighted average cost of capital, and including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model; and
  the number of dividend equivalent units expected to be earned.

Income Taxes

Taxation on earnings (loss) is composed of current and deferred income tax. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders’ equity.

Current Income Tax	Deferred Income Tax
  is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings.

  is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

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In millions of US dollars unless otherwise noted

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including negotiations with taxation authorities in various jurisdictions;
  outcomes of tax litigation; and
  resolution of disputes arising from federal, provincial, state and local tax audits.

Deferred income tax is not accounted for

  with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
  if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are

  recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable; and
  reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

As provided in the amendments to International Accounting Standards (“IAS”) 12, we apply the mandatory exception to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The mandatory exception has been applied retrospectively, with no material impact on our consolidated financial statements.

Financial Instruments

Financial instruments are classified and measured as follows based on the objective of the business model for managing the instrument or group of instruments and the contractual terms of the cash flows.

Fair Value Classification	FVTPL	FVTOCI	Amortized Cost
Instrument type	Cash and cash equivalents, derivatives, and certain equity investments not held for trading	Certain equity investments not held for trading for which an irrevocable election was made at initial recognition	Receivables, short-term debt, payables and accrued charges, long-term debt, lease liabilities, and other long-term debt instruments

Financial instruments are recognized at trade date when we commit to purchase or sell the asset.

Derivatives are used to lock in exchange rates. For designated and qualified cash flow hedges the effective portion of the change in the fair value of the derivative is accumulated in OCI;
  when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory or property, plant and equipment;
  the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
  the ineffective portions of hedges are recorded in net earnings in the current period.

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
Foreign exchange	Comparison of the cumulative changes in fair value and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows	Changes in timing or amounts of forecasted cash flows embedded optionality our credit risk or the credit risk of a counterparty

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we currently have a legally enforceable right to offset the recognized amounts; and
  intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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In millions of US dollars unless otherwise noted

Fair Value Measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

Fair value measurements are categorized into different levels within a fair value hierarchy based on the degree to which the lowest level inputs are observable and their significance:

Level 1	Level 2	Level 3
Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities)	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability)	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement

Fair value estimates

  are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;
  can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
  may require assumptions about costs/prices over time, discount and inflation rates, defaults, and other relevant variables.

Inventories

Costs are allocated to inventory using the weighted average cost method.

Net realizable value is based on:

Products and Raw Materials	Materials and Supplies
selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	replacement cost

Inventories are valued monthly. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, crop price trends, and changes in regulations and standards employed.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Property, Plant and Equipment

	Owned	Right-of-Use (Leased)
Description	majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services	primarily include railcars, marine vessels, real estate and mobile equipment

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In millions of US dollars unless otherwise noted

	Owned	Right-of-Use (Leased)
Measurement
  cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses cost of major inspections and overhauls is capitalized
  maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred cost less accumulated depreciation and any accumulated impairment losses lease payments are allocated between finance costs and a reduction of the liability
Depreciation method
  certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments uses units-of-production based on the shorter of estimates of reserves or service lives pre-stripping costs uses units-of-production over the ore mined from the mineable acreage stripped remaining assets uses straight-line
straight-line over the shorter of the asset's useful life and the lease term
Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.
Judgment/practical expedients

Judgment is required in determining

  costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
  timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
  the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
  repairs and maintenance that qualify as major inspections and overhauls; and
  useful life over which such costs should be depreciated, which may be impacted by changes in our strategy, process or operations as a result of climate-change initiatives.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset and the availability of suitable alternatives, the significance of the asset to operations, and
  our business strategy.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

We have chosen to

  include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and use exemptions for short-term and low-value leases which allow payments to be expensed as incurred.

Other	Not applicable.	Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

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In millions of US dollars unless otherwise noted

Goodwill and Intangible Assets

Goodwill is carried at cost less any accumulated impairment losses, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. Accumulated amortization is calculated on a straight-line basis over the asset’s useful life. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of Long-Lived Assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and intangible assets. When such indicators exist, impairment testing is performed. Additionally, goodwill is tested at least annually on October 1.

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involve

  identifying the appropriate asset, group of assets, CGU or group of CGUs;
  determining the appropriate discount rate for assessing the recoverable amount;
  making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs; and
  evaluating impacts of climate change to our strategy, processes and operations.

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Equity-Accounted Investments

For equity-accounted investments reduced to zero, we do not eliminate our share of the unrealized earnings. If the investee earns a profit in the subsequent period, we then recognize our share of the earnings only after adjusting for the unrealized earnings that were not previously eliminated.

Pension and Other Post-Retirement Benefits

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Our discount rate assumptions are impacted by

  the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
  country specific rates; and
  the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

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In millions of US dollars unless otherwise noted

Net actuarial gains or loss incurred during the period for defined benefit plans are closed out to retained earnings at each period-end.

Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs include reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
  land reclamation and revegetation programs;
  decommissioning of underground and surface operating facilities;
  general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and
  post-closure care and maintenance.

We consider the following factors as we estimate our provisions:

  environmental laws and regulations and interpretations by regulatory authorities, including updates on climate change, could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans;
  the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations;
  appropriate technical resources, including outside consultants, assist us in developing specific site closure and post-closure plans in accordance with the jurisdiction requirements; and
  timing of settlement of the obligations, which is typically correlated with mine life estimates except for certain land reclamation programs.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We review our estimates for any changes in assumptions at the end of each reporting period.

We recognized contingent liabilities related to our business combinations or acquisitions, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When we repurchase our own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from retained earnings. If the average carrying value of the shares repurchased is less than the average carrying value of the shares in share capital, the excess is recognized as an addition to share capital. Shares are cancelled upon repurchase.

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In millions of US dollars unless otherwise noted

Business Combinations

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We perform a thorough review of all internal and external sources of information available based on circumstances that exist at the acquisition date. We also engage independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. To determine fair values, we generally use the following valuation techniques:

Account	Valuation Technique and Judgments Applied
Property, plant and equipment

Market approach for land and certain types of personal property:  sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.

Intangible assets

Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses’ operations and historical trends.

We consider several factors in determining the fair value of customer relationships, such as customers’ relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates, and revenue growth.

Other provisions and contingent liabilities	Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Foreign exchange hedge gains or losses that we designated a cash flow hedge are included in the consideration. The gain or loss from the cash flow hedge is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Transaction costs are recorded in integration and restructuring related costs in other (income) expenses.

Standards, Amendments and Interpretations Effective and Applied

The IASB and IFRS Interpretations Committee (“IFRIC”) has issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2023, we adopted the following standards, amendments and annual improvements with no material impact on our consolidated financial statements:

  Deferred Tax related to Assets and Liabilities arising from a Single Transaction (IFRS 1, IAS 12)
  Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
  Definition of Accounting Estimates (Amendments to IAS 8)
  IFRS 17 Insurance Contracts, including amendments
  International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12) – Under Pillar Two legislation, we are liable to pay a top-up tax for differences between our Global Anti-Base Erosion (“GLoBE”) effective rate and the 15 percent minimum rate. For jurisdictions where we operate that have substantially enacted the Pillar Two legislation, we have determined no material impact. We also operate in jurisdictions where Pillar Two legislation may be enacted in the future. For these jurisdictions, we have preliminarily assessed our exposure to the Pillar Two legislation if it were to come into effect and based on this assessment we believe there is no material impact.

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In millions of US dollars unless otherwise noted

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2023.

The following amendments will be adopted in 2024 and are not expected to have a material impact on our consolidated financial statements:

  Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
  Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
  Classification of liabilities as current or non-current (Amendments to IAS 1)
  Non-current liabilities with Covenants (Amendments to IAS 1 and IFRS Practice Statement 2)

The following amendments are being reviewed to determine the potential impact on our consolidated financial statements:

  Lack of Exchangeability (Amendments to IAS 21), effective January 1, 2025

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